

FOR IMMEDIATE RELEASE

For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

<u>CCU ANNOUNCES A CHANGE IN ITS BOARD OF DIRECTORS</u>

(Santiago, October 2, 2008) CCU informs the resignation of Mr. Massimo von Wunster, as Member of CCU's Board of Directors.

The Board of Directors, in its meeting held yesterday, acknowledged the resignation of Mr. Massimo von Wunster as Member of the Board of Directors and Vice-President of the Company. In the same meeting, the Board appointed in the vacancy Mr. John Nicolson as Board Member, until the next General Shareholder's Meeting.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.